UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Redwire Corporation.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

75776W 103

(CUSIP Number)

AE Red Holdings, LLC

2500 N. Military Trail,

Suite 470

Boca Raton, FL 33431

Attention: Melissa Klafter

(561) 372-7820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Robert M. Hayward, P.C.

Alexander M. Schwartz

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

October 3, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75776W 103

(1)	Names of reporting persons AE Red Holdings, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 39,212,500 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 39,212,500 (1)

(11)	Aggregate amount beneficially owned by each reporting person 39,212,500 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 60% (2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes 2,000,000 shares issuable upon the exercise of warrants.
(2)	Calculation is based upon (i) 63,253,836 shares of Common Stock of the Issuer issued and outstanding as of August 9, 2022, as reported on the Issuer’s most recent Form 10-Q, filed on August 15, 2022 plus (ii) the 2,000,000 shares of Common Stock of the Issuer underlying the warrants held by the reporting persons.

CUSIP No. 75776W 103

(1)	Names of reporting persons AE Industrial Partners Fund II GP, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 39,212,500 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 39,212,500 (1)

(11)	Aggregate amount beneficially owned by each reporting person 39,212,500 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 60% (2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes 2,000,000 shares issuable upon the exercise of warrants.
(2)	Calculation is based upon (i) 63,253,836 shares of Common Stock of the Issuer issued and outstanding as of August 9, 2022, as reported on the Issuer’s most recent Form 10-Q, filed on August 15, 2022 plus (ii) the 2,000,000 shares of Common Stock of the Issuer underlying the warrants held by the reporting persons.

CUSIP No. 75776W 103

(1)	Names of reporting persons Michael Robert Green
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 39,212,500 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 39,212,500 (1)

(11)	Aggregate amount beneficially owned by each reporting person 39,212,500 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 60% (2)
(14)	Type of reporting person (see instructions) IN

(1)	Includes 2,000,000 shares issuable upon the exercise of warrants.
(2)	Calculation is based upon (i) 63,253,836 shares of Common Stock of the Issuer issued and outstanding as of August 9, 2022, as reported on the Issuer’s most recent Form 10-Q, filed on August 15, 2022 plus (ii) the 2,000,000 shares of Common Stock of the Issuer underlying the warrants held by the reporting persons.

CUSIP No. 75776W 103

(1)	Names of reporting persons David H Rowe
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 39,212,500 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 39,212,500 (1)

(11)	Aggregate amount beneficially owned by each reporting person 39,212,500 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 60% (2)
(14)	Type of reporting person (see instructions) IN

(1)	Includes 2,000,000 shares issuable upon the exercise of warrants.
(2)	Calculation is based upon (i) 63,253,836 shares of Common Stock of the Issuer issued and outstanding as of August 9, 2022, as reported on the Issuer’s most recent Form 10-Q, filed on August 15, 2022 plus (ii) the 2,000,000 shares of Common Stock of the Issuer underlying the warrants held by the reporting persons.

CUSIP No. 75776W 103

(1)	Names of reporting persons AE Industrial Partners Fund II-B, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 39,212,500 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 39,212,500 (1)

(11)	Aggregate amount beneficially owned by each reporting person 39,212,500 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 60% (2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes 2,000,000 shares issuable upon the exercise of warrants.
(2)	Calculation is based upon (i) 63,253,836 shares of Common Stock of the Issuer issued and outstanding as of August 9, 2022, as reported on the Issuer’s most recent Form 10-Q, filed on August 15, 2022 plus (ii) the 2,000,000 shares of Common Stock of the Issuer underlying the warrants held by the reporting persons.

CUSIP No. 75776W 103

(1)	Names of reporting persons AE Industrial Partners Fund II, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 39,212,500 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 39,212,500 (1)

(11)	Aggregate amount beneficially owned by each reporting person 39,212,500 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 60% (2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes 2,000,000 shares issuable upon the exercise of warrants.
(2)	Calculation is based upon (i) 63,253,836 shares of Common Stock of the Issuer issued and outstanding as of August 9, 2022, as reported on the Issuer’s most recent Form 10-Q, filed on August 15, 2022 plus (ii) the 2,000,000 shares of Common Stock of the Issuer underlying the warrants held by the reporting persons.

CUSIP No. 75776W 103

(1)	Names of reporting persons AE Industrial Partners Fund II-A, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 39,212,500 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 39,212,500 (1)

(11)	Aggregate amount beneficially owned by each reporting person 39,212,500 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 60% (2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes 2,000,000 shares issuable upon the exercise of warrants.
(2)	Calculation is based upon (i) 63,253,836 shares of Common Stock of the Issuer issued and outstanding as of August 9, 2022, as reported on the Issuer’s most recent Form 10-Q, filed on August 15, 2022 plus (ii) the 2,000,000 shares of Common Stock of the Issuer underlying the warrants held by the reporting persons.

CUSIP No. 75776W 103

(1)	Names of reporting persons Aeroequity GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 39,212,500 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 39,212,500 (1)

(11)	Aggregate amount beneficially owned by each reporting person 39,212,500 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 60% (2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes 2,000,000 shares issuable upon the exercise of warrants.
(2)	Calculation is based upon (i) 63,253,836 shares of Common Stock of the Issuer issued and outstanding as of August 9, 2022, as reported on the Issuer’s most recent Form 10-Q, filed on August 15, 2022 plus (ii) the 2,000,000 shares of Common Stock of the Issuer underlying the warrants held by the reporting persons.

Item 1. Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on September 14, 2021, with respect to the shares of common stock, par value $0.0001 per share (the “Common Stock”) of Redwire Corporation, a Delaware corporation (the “Issuer”). This Amendment No. 1 amends Item 5(a), Item 6 and Item 7 as set forth below.

Item 4. Purpose of Transaction.

The information set forth in Item 6 of this Schedule 13D is hereby incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) The information set forth in rows 7 through 13 (and related footnotes) of each of the cover pages of this Amendment No. 1 are incorporated herein by reference. The following information is as of the date hereof and assumes there are 63,253,836 shares of Common Stock outstanding as of August 9, 2022, based on the Issuer’s most recent Form 10-Q for the quarterly period ended June 30, 2022.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Purchase Agreement and Equity Commitment Letter

On October 3, 2022, Redwire Space Europe, LLC, a Delaware limited liability company (the “Purchaser”) and a subsidiary of the Issuer, entered into an agreement (the “Purchase Agreement”) between the Purchaser, the companies details of which are set out in Part 1 of Schedule 1 of the Purchase Agreement (the “Vendors”) and AE Industrial Partners Fund II, LP (the “Investor”) relating to the sale by the Vendors and purchase by the Purchaser of the whole of the issued share capital of QinetiQ Space NV, a public limited liability company incorporated under the laws of Belgium. The Purchaser will pay the Vendors acquisition consideration of €32 million, subject to customary cash, debt and working capital adjustments at closing (the “Consideration”). The Purchase Agreement contains a guarantee by the Investor to each of the Vendors (the “Guaranty”) of the payment by the Purchaser, when due, of the Consideration in accordance with the terms of the Purchase Agreement. The maximum amount payable under the Guaranty will not exceed $36 million.

On October 3, 2022, the Investor, in connection with the Guaranty, agreed to provide the Issuer on the date of Completion with up to $40 million of equity financing (the “Equity Commitment”) to be used by the Purchaser to fund the acquisition and for other permitted uses, in cash by wire transfer of immediately available funds in exchange for the purchase of equity-linked securities (the “Equity-Linked Securities”) of the Issuer pursuant to that certain equity commitment letter dated October 3, 2022, from the Investor and accepted and agreed to by the Purchaser and the Issuer (the “Equity Commitment Letter”). Pursuant to the Equity Commitment Letter, the Equity Commitment is conditioned upon, among others, (i) the execution and delivery of the Purchase Agreement, and satisfaction of all closing conditions and pre-completion obligations thereunder; (ii) the Issuer having taken such actions as necessary to cause the Equity-Linked Securities to be issued; (iii) neither the Issuer nor any of its subsidiaries having issued or entered into any agreement to issue any equity interests, subject to certain exceptions, (iv) the representations and warranties of Issuer included in the Equity Commitment Letter being true and correct at the time of Completion and (v) the execution and delivery of a credit agreement amendment (the “Amendment”) which amends the Credit Agreement, dated as of October 28, 2020 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time, the “Credit Agreement”), by and among the Redwire Holdings, LLC, Redwire Intermediate Holdings, LLC, the other borrowers party thereto, the other guarantors party thereto, Adams Street Credit Advisors LP, as administrative agent and as collateral agent and each lender party thereto, and whereby the Amendment will provide that the Fourth Amendment Support Agreement (as defined in the Credit Agreement) will be reduced by the aggregate amount required to be paid by the Guarantors (as defined therein) pursuant to the Equity Commitment Letter or the Guaranty.

11

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated as of October 4, 2022.

Exhibit 2	Agreement relating to the sale and purchase of the whole of the issued share capital of QinetiQ Space NV, dated October 3, 2022 between the Vendors party thereto and Redwire Space Europe, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K Filed by the Issuer on October 4, 2022).

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SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2022

AE RED HOLDINGS, LLC

By:	/s/ Kirk Konert
Name:	Kirk Konert
Title:	President and Secretary

AE INDUSTRIAL PARTNERS FUND II GP, LP

By:	AeroEquity GP, LLC
Its:	General Partner

By:	/s/ Michael Greene
Name:	Michael Greene
Title:	Managing Member

AEROEQUITY GP, LLC

By:	/s/ Michael Greene
Name:	Michael Greene
Title:	Managing Member

AE INDUSTRIAL PARTNERS FUND II, LP

By:	AE Industrial Partners Fund II GP, LP
Its:	General Partner

By:	AeroEquity GP, LLC
Its:	General Partner

By:	/s/ Michael Greene
Name:	Michael Greene
Title:	Managing Member

AE INDUSTRIAL PARTNERS FUND II-A, LP

By:	AE Industrial Partners Fund II GP, LP
Its:	General Partner

By:	AeroEquity GP, LLC
Its:	General Partner

By:	/s/ Michael Greene
Name:	Michael Greene
Title:	Managing Member

13

AE INDUSTRIAL PARTNERS FUND II-B, LP

By:	AE Industrial Partners Fund II GP, LP
Its:	General Partner

By:	AeroEquity GP, LLC
Its:	General Partner

By:	/s/ Michael Greene
Name:	Michael Greene
Title:	Managing Member

By:	/s/ Michael Greene
Name:	Michael Greene

By:	/s/ David H. Rowe
Name:	David H. Rowe

14